

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

May 11, 2017

<u>Via E-mail</u>
Karen Hawkins
Principal Financial Officer and Principal Accounting Officer
Optex Systems Holdings, Inc.
1420 Presidential Drive
Richardson, TX 75081-2439

  Re: **Optex Systems Holdings, Inc.**
     Form 10-K for the Fiscal Year Ended October 2, 2016
     Filed December 23, 2016
     File No. 000-54114

Dear Ms. Hawkins:

  We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Sincerely,

        /s/ Kevin J. Kuhar

        Kevin J. Kuhar
        Accounting Branch Chief
        Office of Electronics and Machinery